SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 4
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                    UNITED INVESTORS INCOME PROPERTIES, L.P.
                            (Name of Subject Company)

 MPF DEWAAY FUND 2, LLC, MPF FLAGSHIP FUND 10, LLC, MACKENZIE PATTERSON SPECIAL
   FUND 5, LLC, MACKENZIE PATTERSON SPECIAL FUND 6, LLC, MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC, MACKENZIE PATTERSON SPECIAL FUND 7, LLC, MPF INCOME
    FUND 21, LLC, MPF DEWAAY PREMIER FUND 2, LLC, MPF FLAGSHIP FUND 9, LLC,
        MPF-NY 2005, LLC; STEVEN GOLD; MACKENZIE PATTERSON FULLER, INC.;
                               AND C.E. PATTERSON
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                            -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

         Transaction                                    Amount of
         Valuation*                                     Filing Fee

         $2,350,920.00                                  $276.70

 * For purposes of calculating the filing fee only. Assumes the purchase of 21,372 Units at a purchase price equal to $110 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $276.70
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, Inc.
         Date Filed: June 2, 2005

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     The Schedule TO filed as of June 2, 2005, as amended July 7, 2005 and July 25, 2005, by the above-named bidders is hereby amended as set forth below. Items not amended remain unchanged, and capitalized terms are used as defined in the original Schedule.

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 5, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, Mackenzie Patterson Special Fund 7, LLC, MPF Income Fund 21, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, MPF-NY 2005, LLC, and Steven Gold (collectively the "Purchasers") to purchase up to 21,372 Units of limited partnership interest (the "Units") in United Investors Income Properties, L.P. (the "Partnership"), the subject company, at a purchase price equal to $132.00 per Unit, less the amount of any distributions declared or made with respect to the Units between June 2, 2005 (the "Offer Date") and August 12, 2005 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2005 (the "Offer to Purchase") and the related Letter of Transmittal.

     We are extending the Expiration Date of the Offer until August 12, 2005. As of the date hereof, a total of 1,639 Units have been tendered by securities holders and not withdrawn. No other Units have been tendered to date.

Item 12. Exhibits.

(a)(1) Offer to Purchase dated June 2, 2005*

(a)(2) Letter of Transmittal*

(a)(3) Form of Letter to Unit holders dated June 2, 2005*

(a)(4) Form of advertisement in Investor's Business Daily*

(a)(5) Form of Letter to Unit holders dated July 7, 2005**

(a)(6) Form of Press Release**

(a)(7) Form of Press Release***

(a)(8) Form of Press Release

(b)- (h) Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 2, 2005.
** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 7, 2005.
*** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 25, 2005.

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 5, 2005

     MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 5, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, Mackenzie Patterson Special Fund 7, LLC, MPF Income Fund 21, LLC, MPF DeWaay Premier Fund 2, LLC, MPF Flagship Fund 9, LLC, and MPF-NY 2005, LLC

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Vice President of Manager
         or General Partner of each filing person

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Chip Patterson
         ----------------------------------
         Chip Patterson, Vice President

STEVEN GOLD

/s/ Steven Gold
----------------------------------


C.E. PATTERSON

/s/ C.E. Patterson
----------------------------------

                                  EXHIBIT INDEX


Exhibit        Description

(a)(1)         Offer to Purchase dated June 2, 2005*

(a)(2)         Letter of Transmittal*

(a)(3)         Form of Letter to Unit holders dated June 2, 2005*

(a)(4)         Form of advertisement in Investor's Business Daily*

(a)(5)         Form of Letter to Unit holders dated July 7, 2005**

(a)(6)         Form of Press Release**

(a)(7)         Form of Press Release***

(a)(8)         Form of Press Release

(b)- (h)       Not applicable.

* Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on June 2, 2005.
** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 7, 2005.
*** Previously filed and incorporated by reference from the Schedule TO filed with the SEC by the Purchasers on July 25, 2005.